Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS SOLID FIRST QUARTER 2012

OPERATING AND FINANCIAL RESULTS

Toronto (April 26, 2012) — Agnico-Eagle Mines Limited (NYSE:AEM)(TSX:AEM)  (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $78.5 million, or $0.46 per share for the first quarter of 2012.  This result includes a non-recurring tax benefit of $9.2 million, or $0.05 per share, non-cash foreign currency translation loss of $15.5 million, or $0.09 per share and stock option expense of $11.8 million, or $0.07 per share, and other non-recurring expense of $4.8 million or $0.03 per share.  Excluding these items would result in adjusted net income of $101.4 million, or $0.59 per share.  In the first quarter of 2011, the Company reported net income of $45.3 million, or $0.27 per share.

Cash flow generation was strong as first quarter 2012 cash provided by operating activities was $196.5 million ($181.3 million before changes in non-cash components of working capital), up from cash provided by operating activities of $174.8 million in the first quarter of 2011 ($150.7 million before changes in non-cash components of working capital).

The higher net income and cash provided by operating activities in 2012 was primarily due to a 20% higher realized gold price, partly offset by lower byproduct metal prices when compared to the first quarter of 2011.

“A strong first quarter from our five mines has set the Company up for a solid operating year.  In fact, Agnico-Eagle produced more gold in the first quarter of 2012 than in the first quarter of 2011, which included production from the now suspended Goldex mine.  While a scheduled 40-day maintenance shutdown of Kittila’s mill, beginning in May, will result in lower second quarter gold production than the first quarter, all of our operations are performing to expectations”, said Sean Boyd, President and Chief Executive Officer.  “With an exploration update scheduled to be released in the second quarter, we look forward to further demonstrating the world-class nature of several of our assets”, added Mr. Boyd.

First quarter highlights include:

•                  Record Quarterly Recovery and Gold Output at Kittila — record quarterly recovery of 89% and gold production of 46,758 ounces

•                  Record Gold Output at Pinos Altos — record quarterly gold production of 57,016 ounces at total cash costs of $278 per ounce(1).

(1)  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see footnote (ii) to the “Reconciliation of Production Costs to Total Cash Costs per Ounce and Minesite costs per tonne” contained herein.  See also “Note Regarding Certain Measures of Performance”.

•                  Strong Cash Generation — quarterly cash provided by operating activities of $196.5 million, or $1.15 per share

Payable gold production(2) in the first quarter of 2012 was 254,955 ounces compared to 252,362 ounces in the first quarter of 2011.  Without considering past production from the Goldex mine (operations suspended October 2011), the 2012 result was a quarterly record from the other five operating mines.  A description of the production and cost performance for each mine is set out further below.

The higher level of production in the 2012 period was due to increased production at each one of the Company’s five operations, year over year, as the mines mature and operating efficiencies continue to be achieved.

Total cash costs for the first quarter of 2012 were $594 per ounce.  This compares with $531 per ounce in the first quarter of 2011.  The higher cost in 2012 was largely attributable to lower byproduct revenue at LaRonde, higher costs at Meadowbank and the absence of production from the relatively lower cost Goldex mine.  These factors more than offset the positive impact of higher gold production.

Agnico-Eagle is reiterating its production and cost guidance for 2012, which remains unchanged at 875,000 to 950,000 ounces of gold at total cash costs per ounce of $690 to $750.

First Quarter 2012 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Friday, April 27, 2012 at 8:30 AM (E.D.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 877-289-8525, access code 4507261#.

The conference call replay will expire on May 27, 2012.

The webcast along with presentation slides will be archived for 180 days on the website.

(2)  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

Annual and Special General Meeting (“AGM”)

The AGM will begin on Friday, April 27, 2012 at 11:00am (E.D.T).  The meeting will be held at The Westin Harbour Castle Hotel, Harbour Ballroom located at 1 Harbour Square, Toronto, Canada, M5J 1A6. During the meeting we will provide an overview of our first quarter operating and financial results along with an update on our growth projects.  For those unable to attend in person, the meeting will be accessible on the internet or by telephone, as set out below.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3416 or Toll-free 800-814-4860.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 877-289-8525, access code 4509200#.

The conference call replay will expire on May 27, 2012.

Cash Position Remains Strong After Debt Repayment

Cash and cash equivalents totaled $199.1 million at March 31, 2012, down slightly from the December 31, 2011 balance of $221.5 million, as strong operating cash flows enabled debt repayment of approximately $90 million on the Company’s bank facilities in the first quarter of 2012.

Capital expenditures in the first quarter of 2012 were $76.0 million, including $18.5 million at Meliadine, $17.9 million at LaRonde, $14.5 million at Kittila, $14.4 million at Meadowbank,  $4.2 million at Pinos Altos and $3.8 million at Lapa.

Capital expenditures are expected to total approximately $418 million in 2012, up $36 million from previous guidance.  The increase is primarily due to $10 million expected to be spent in 2012 to begin construction of a shaft at Pinos Altos, $8 million for the acceleration of ramp development and exploration drilling in the Rimpi zone at Kittila, and other new projects.

With its current cash balances, anticipated cash flows and available bank lines, management believes that Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland, Mexico and the USA.

Available bank lines as of March 31, 2012 were approximately $970 million.

LaRonde — Increasing Gold Output and Mine Profit

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Current mine life is estimated to be through 2026.

The LaRonde mill processed an average of 7,087 tonnes per day (“tpd”) in the first quarter of 2012, compared with an average of 6,498 tpd in the corresponding period of 2011.  The higher throughput in 2012 represents normal mill throughput.  The lower throughput in the 2011 period was largely due to the extraction of a number of small stopes in the upper levels of the mine which could not be mined as efficiently as larger mining blocks.

Minesite costs per tonne(3) were on budget at approximately C$90 in the first quarter of 2012.  These costs are higher than the C$86 per tonne experienced in the first quarter of 2011.  The increase is largely due to the fourth quarter 2011 transition into the deeper ore at LaRonde.  Approximately 60% of the ore milled is now coming from the deeper, relatively higher grade, mine.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $216 in the first quarter of 2012 on production of 43,281 ounces of gold.  This compares with the first quarter of 2011 when total cash costs per ounce were minus $12 on production of 36,893 ounces of gold.  The increase in total cash costs was mainly due to lower byproduct metal prices (for example, the realized zinc price was down approximately 15%, period over period) and higher unit costs as previously mentioned.

Gold production in 2012 at LaRonde is expected to be approximately 157,500 ounces at total cash costs of approximately $570 per ounce.  However, the mine may continue to extract some lower grade (predominantly) zinc and silver ores which were not in the 2012 mine plan.  This could extend the mine’s life, benefit the total cash cost per ounce and generate additional cash flow.

Post-2012, LaRonde is expected to ramp up production over the next several years to an average life of mine production of more than 300,000 ounces of gold per year, reflecting the higher gold grades expected at depth.  As a result of the higher grades, the value of the ore expected to be processed over LaRonde’s remaining 15-year life is approximately 50% higher than the value of the ore mined in 2011 (assuming the same metals prices).

Kittila Mine — Record Quarterly Mill Recoveries and Gold Production

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Current mine life is estimated to be through 2044.

The Kittila mill processed an average of 3,180 tpd in the first quarter of 2012.  In the first quarter of 2011, the Kittila mill processed 2,911 tpd.  Kittila is now consistently achieving its design rate of 3,000 tpd.

Minesite costs per tonne at Kittila were approximately €67 in the first quarter of 2012, compared to €75 in the first quarter of 2011.  The decrease in minesite costs was largely due to successful cost control measures, the higher throughput, as mentioned above, and a lower stripping ratio in the Suuri pit in the first quarter of 2012.

(3)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation to production costs,  see footnote (v) to the “Reconciliation of production costs to Total Cash Costs per Ounce and Minesite Costs per Tonne” contained herein.  See also “Note Regarding Certain Measures of Performance”.

First quarter 2012 gold production at Kittila was a record 46,758 ounces with a total cash cost per ounce of $565.  In the first quarter of 2011 the mine produced 40,317 ounces at total cash costs per ounce of $687.  The higher production and lower costs were largely the result of improved throughput, higher grades and lower minesite costs in the first quarter of 2012.

Due to a scheduled 40-day mill maintenance shutdown (expected to begin in mid-May), the second quarter performance at Kittila will not be as strong as the first quarter.  Minesite costs per tonne and total cash costs per ounce are expected to be higher as a result of the shutdown.  However, full year production and costs are expected to be consistent with prior Company guidance with estimated minesite costs of €71 per tonne, gold production of approximately 155,000 ounces at total cash costs of approximately $650 per ounce.

A study is underway examining the possibility of increasing the production rate at Kittila by approximately 25%.  This relatively low-cost (expected to be less than $100 million) expansion is expected to be reviewed and presented to the Board of Directors in late 2012.

Additionally, considering the drilling success at Kittila on the Rimpi zone, a larger expansion is possible in the future.  As previously mentioned, a program is now underway to accelerate the ramp development and exploration drilling towards the northern end of the Kittila orebody in 2012.  Incorporating this new drilling, a study on a larger expansion is expected to be delivered in approximately two years.

Lapa — Consistent Performer

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Current mine life is estimated to be through 2015.

The Lapa circuit, at the LaRonde mill, processed an average of 1,738 tpd in the first quarter of 2012.  This compares with an average of 1,581 tpd in the first quarter of 2011 as the Lapa circuit now consistently exceeds its design rate of 1,500 tpd.

Minesite costs per tonne were C$120 in the first quarter of 2012, compared to C$117 in the first quarter of 2011.  The slightly higher minesite cost is largely due to general cost pressure in the industry which more than offset the efficiencies realized from the higher throughput.

Payable production in the first quarter of 2012 was 28,499 ounces of gold at total cash costs per ounce of $664.  This compares with the first quarter of 2011, when production was 26,914 ounces of gold at total cash cost per ounce of $630.  The increase in gold production is largely due to the higher grades and throughput in the first quarter of 2012.  These factors more than offset lower than expected mill recoveries in the first quarter of 2012 as abnormally high arsenic concentrations in the ore temporarily limited gold recoveries.  The increase in cash costs is largely due to general cost pressure in the industry.

Payable production in 2012 is expected to be approximately 100,000 ounces of gold at total cash costs of approximately $750 per ounce.

Pinos Altos — Record Gold Production at Low Costs Generates Record Quarterly Mine Profit

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.    Current mine life is estimated to be through 2029.

The Pinos Altos mill processed an average of 4,967 tpd in the first quarter of 2012.  This compares favourably with 4,475 tonnes per day in the first quarter of 2011.

Approximately 782,000 tonnes were stacked on the Pinos Altos and Creston Mascota leach pads during the first quarter of 2012.  In the first quarter of 2011, approximately 630,000 tonnes were stacked on the leach pads.  The increase in tonnes stacked was mainly a result of a full quarter of operation at Creston Mascota, which achieved commercial production in March 2011.

Minesite costs per tonne were $26 in the first quarter of 2012, compared to $28 in the first quarter of 2011.  The lower costs in 2012 are largely a result of the higher proportion of ore from the low cost Creston Mascota heap leach operation.

Payable production in the first quarter of 2012 was a record 57,016 ounces of gold at total cash costs per ounce of $278, including the satellite Creston Mascota operation.  This compares with production of 48,001 ounces at a total cash cost of $312 in the first quarter of 2011.  The increase in production was largely due to the full quarter contribution from Creston Mascota and the decrease in the total cash costs per ounce was due to the higher byproduct silver production and higher credit from silver prices.

Payable production in 2012 at Pinos Altos is expected to be approximately 205,000 ounces of gold at total cash costs per ounce of approximately $415.  The mine is also expected to produce approximately two million ounces of byproduct silver.

Today, Board approval was received for a four-year, $106 million dollar underground production shaft project at Pinos Altos which is expected to be completed in 2016.  This project will allow better matching of the mill capacity with the future mining capacity at Pinos Altos when the open pit mining operation begins to wind up as planned in the next several years.  When the project is completed, the maximum capacity of the underground mine at Pinos Altos will increase to 4,500 tonnes per day from the current 3,000 tonne per day design rate.  As a result of the economies of scale, an associated reduction in total cash cost per ounce is also anticipated.

Agnico Eagle’s Mexican division received the “Great Place to Work” award Certification in February 2012 and has been listed as one of the 100 best companies to work for in Mexico. The Pinos Altos mine also received the “Empresa Socialmente Responsable” recognition as a socially responsible company in Mexico for the fifth consecutive year.

Meadowbank — Record Mill Throughput

The 100% owned Meadowbank mine is located in Nunavut, northern Canada.  Current mine life is estimated to be through 2017.

The Meadowbank mill processed an average of 9,748 tpd in the first quarter of 2012, a quarterly record.  This compares with 6,985 tpd in the first quarter of 2011.  The higher throughput, period over period, is largely due to the July 2011 commissioning of the permanent secondary crushing unit and reduced operating time in the 2011 period due to the March kitchen fire.

Minesite costs per tonne were C$92 in the first quarter of 2012.  Minesite costs per tonne were C$93 in the first quarter of 2011.  These costs were essentially unchanged, however, the improved throughput in 2012 was largely offset by higher chemical consumption related to the higher mill throughput, accelerated waste stripping and ongoing cost pressures in the industry.

Payable production in the first quarter of 2012 was 79,401 ounces of gold at total cash costs per ounce of $1,020.  This compares with payable production in the first quarter of 2011 of 61,737 ounces of gold at total cash costs per ounce of $943.  As above, the improvement in gold production was offset by higher processing costs and overall cost pressures.

Payable production in 2012 is expected to be approximately 295,000 ounces of gold at total cash costs of approximately $1040 per ounce.

Goldex Mine — Assessment, Remediation and Exploration Program Ongoing

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining operations were suspended in October 2011 due to geotechnical concerns.

Since the shutdown, the work on site has focused on monitoring, assessment and remediation.  Additionally, exploration has continued on several nearby mineralized zones on the property.  A full risk assessment program is in progress and an update on Goldex is expected mid-year 2012.

Meliadine — Permitting and Permanent Road Building Underway

In July 2010, Agnico-Eagle completed the acquisition of the Meliadine project near Rankin Inlet, Nunavut.

Approximately $82 million is expected to be spent on Meliadine exploration and infrastructure in 2012.  The main focus of the exploration program is conversion drilling in the main deposit which will be reflected in an updated feasibility study.  Additionally, construction is underway on a permanent all-season road linking the project with the community of Rankin Inlet, 24 kilometres away.

Based on the exploration success and the growth in the deposit since it was acquired, the Company is evaluating the possibility of accelerating underground ramp development at Meliadine to facilitate further exploration and the eventual development of the growing deposit.  The ramp study is expected to be completed in the third quarter of 2012.

The updated feasibility study is anticipated for completion and review in late 2013.

Dividend Record and Payment Dates for the Second Quarter of 2012

Record Date	Payment Date
June 1	June 15

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.  www.agnico-eagle.com

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2012	2011
Operating Margin (exclusive of amortization shown below) (Note 1)
LaRonde	$63,266	$48,983
Goldex	—	40,333
Lapa	27,677	19,178
Kittila	49,049	27,831
Pinos Altos (Note 2)	69,135	47,259
Meadowbank	48,772	29,917
Total Operating Margin	257,899	213,501
Amortization	64,553	61,929
Corporate	85,836	74,210
Income before income and mining taxes	107,510	77,362
Income and mining taxes	28,962	32,098
Net income for the period	$78,548	$45,264
Net income per share - basic	$0.46	$0.27
Cash provided by operating activities	$196,497	$174,766
Realized price per sales volume (US$):
Gold (per ounce)	$1,684	$1,400
Silver (per ounce)	$34.46	$36.10
Zinc (per tonne)	$2,125	$2,509
Copper (per tonne)	$9,006	$10,027
Payable production:
Gold (ounces)
LaRonde	43,281	36,893
Goldex	—	38,500
Lapa	28,499	26,914
Kittila	46,758	40,317
Pinos Altos (Note 2)	57,016	48,001
Meadowbank	79,401	61,737
Total gold (ounces)	254,955	252,362
Silver (000s ounces)
LaRonde	690	680
Pinos Altos (Note 2)	507	406
Meadowbank	18	13
Total silver (000s ounces)	1,215	1,099
Zinc (tonnes)	12,978	11,941
Copper (tonnes)	1,326	817
Payable metal sold:
Gold (ounces – LaRonde)	43,745	37,459
Gold (ounces – Goldex)	—	41,895
Gold (ounces – Lapa)	27,897	25,776
Gold (ounces – Kittila)	44,227	40,698
Gold (ounces – Pinos Altos) (Note 2)	52,145	45,484
Gold (ounces – Meadowbank)	74,614	61,928
Total gold (ounces)	242,628	253,240
Silver (000s ounces – LaRonde)	718	679
Silver (000s ounces – Pinos Altos) (Note 2)	493	409
Silver (000s ounces – Meadowbank)	18	21
Total silver (ounces)	1,229	1,109
Zinc (tonnes)	13,032	8,302
Copper (tonnes)	1,293	820

Total cash costs per ounce of gold (US$) (Note 3):
LaRonde	$216	$(12)
Goldex	—	$431
Lapa	$664	$630
Kittila	$565	$687
Pinos Altos	$278	$312
Meadowbank	$1,020	$943
Weighted average total cash costs per ounce	$594	$531

Note 1

Operating margin is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Note 2

Creston Mascota achieved commercial production as of March 1, 2011. All payable production ounces are post commercial production as they were sold after March 1, 2011.

Note 3

Total cash costs per ounce of gold is calculated net of silver, copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  See “Reconciliation of Production Costs to Total Cash Costs per Ounce and Minesite Costs per Tonne” contained herein for details.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at March 31, 2012	As at December 31, 2011

ASSETS
Current
Cash and cash equivalents	$199,075	$221,458
Trade receivables	90,892	75,899
Inventories:
Ore stockpiles	22,121	28,155
Concentrates and dore bars	66,742	57,528
Supplies	162,024	182,389
Income taxes recoverable	—	371
Available-for-sale securities	132,379	145,411
Fair value of derivative financial instruments	2,360	—
Other current assets	92,109	110,369
Total current assets	767,702	821,580
Other assets	94,357	88,048
Goodwill	229,279	229,279
Property, plant and mine development	3,907,085	3,895,355
	$4,998,423	$5,034,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$173,695	$203,547
Environmental remediation liability	39,746	26,069
Interest payable	19,193	9,356
Income taxes payable	19,869	—
Capital lease obligations	11,409	11,068
Fair value of derivative financial instruments	—	4,404
Total current liabilities	263,912	254,444
Long term debt	830,000	920,095
Reclamation provision and other liabilities	127,493	145,988
Deferred income and mining tax liabilities	525,170	498,572
SHAREHOLDERS’ EQUITY
Common shares
Authorized - unlimited
Issued - 171,194,430 (December 31, 2011 - 170,859,604)	3,182,923	3,181,381
Stock options	129,962	117,694
Warrants	24,858	24,858
Contributed surplus	15,665	15,166
Deficit	(84,579)	(129,021)
Accumulated other comprehensive loss	(16,981)	(7,106)
	3,251,848	3,202,972
Non-controlling interest	—	12,191
Total shareholders’ equity	3,251,848	3,215,163
	$4,998,423	$5,034,262

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2012	2011

REVENUES
Revenues from mining operations	$472,934	$412,068
Interest and sundry income and other	1,164	1,599
Gain on sale of available-for-sale securities	—	4,394
	474,098	418,061

COSTS AND EXPENSES
Production	215,035	198,567
Exploration and corporate development	23,108	16,978
Amortization of property, plant and mine development	64,553	61,929
General and administrative	33,928	35,152
Interest expense	14,447	14,008
Foreign currency translation loss	15,517	14,065
Income before income and mining taxes	107,510	77,362
Income and mining taxes	28,962	32,098
Net income for the period	$78,548	$45,264

Net income per share - basic	$0.46	$0.27
Net income per share - diluted	$0.46	$0.26

Weighted average number of common shares outstanding (in thousands)
Basic	170,837	168,853
Diluted	171,017	172,863

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2012	2011

OPERATING ACTIVITIES
Net income for the period	$78,548	$45,264
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	64,553	61,929
Deferred income and mining taxes	10,320	8,879
Environmental remediation	(6,232)	—
Gain on sale of available-for-sale securities and derivative financial instruments	(895)	(6,428)
Foreign currency translation loss and other	34,983	41,026
Changes in non-cash working capital balances:
Trade receivables	(14,993)	41,383
Income taxes (payable) recoverable	19,869	(13,057)
Inventories	11,549	(16,595)
Other current assets	18,810	4,466
Accounts payable and accrued liabilities	(29,852)	(2,871)
Interest payable	9,837	10,770
Cash provided by operating activities	196,497	174,766

INVESTING ACTIVITIES
Additions to property, plant and mine development	(75,995)	(96,849)
Acquisitions, investments and other	(11,325)	4,199
Cash used in investing activities	(87,320)	(92,650)

FINANCING ACTIVITIES
Dividends paid	(30,515)	(25,820)
Repayment of capital lease obligations	(3,112)	(3,053)
Repayment of long-term debt	(90,000)	(50,000)
Repurchase of common shares for restricted share unit plan	(12,031)	(3,723)
Common shares issued	3,580	10,031
Cash used in financing activities	(132,078)	(72,565)

Effect of exchange rate changes on cash and cash equivalents	518	629

Net increase (decrease) in cash and cash equivalents during the period	(22,383)	10,180
Cash and cash equivalents, beginning of period	221,458	104,645
Cash and cash equivalents, end of period	$199,075	$114,825

Supplemental cash flow information:
Interest paid	$4,093	$3,229
Income and mining taxes paid	$4,305	$35,219

AGNICO-EAGLE MINES LIMITED

RECONCILIATION OF PRODUCTION COSTS TO

TOTAL CASH COSTS PER OUNCE AND MINESITE COSTS PER TONNE

(Unaudited)

Total Cash Costs per Ounce of Gold Produced
(thousands of United States dollars, except where noted)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011

Total Production costs per Consolidated Statements of Income	$215,035	$198,567

Attributable to LaRonde	58,180	47,885
Attributable to Goldex	—	17,874
Attributable to Lapa	18,657	16,751
Attributable to Kittila	26,030	28,500
Attributable to Pinos Altos	35,161	30,907
Attributable to Meadowbank	77,007	56,650
Total	$215,035	$198,567

LaRonde

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	$58,180	$47,885
Adjustments:
Byproduct revenues	(47,518)	(52,979)
Inventory adjustment and other adjustments(i)	(715)	5,352
Non-cash reclamation provision	(604)	(700)
Cash operating costs	$9,343	$(442)
Gold production (ounces)	43,281	36,893
Total cash costs (per ounce)(ii)	$216	$(12)

Goldex

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	—	$17,874
Adjustments:
Byproduct revenues	—	87
Inventory adjustment and other adjustments(i)	—	(1,309)
Non-cash reclamation provision	—	(55)
Cash operating costs	—	$16,597
Gold production (ounces)	—	38,500
Total cash costs (per ounce)(ii)	—	$431

Lapa

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	$18,657	$16,751
Adjustments:
Byproduct revenues	61	66
Inventory adjustment and other adjustments(i)	-17	158
Non-cash reclamation provision	236	-15
Cash operating costs	$18,937	$16,960
Gold production (ounces)	28,499	26,914
Total cash costs (per ounce)(ii)	$664	$630

Kittila

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	$26,030	$28,500
Adjustments:
Byproduct revenues	119	77
Inventory adjustment and other adjustments(i)	440	-843
Non-cash reclamation provision	-157	-50
Cash operating costs	$26,432	$27,684
Gold production (ounces)	46,758	40,317
Total cash costs (per ounce)(ii)	$565	$687

Pinos Altos (includes Creston Mascota)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	$35,161	$30,907
Adjustments:
Byproduct revenues	-16,449	-15,003
Inventory adjustment and other adjustments(i)	1,754	5,697
Non-cash reclamation provision	-433	-282
Stripping (capitalized vs expensed)(iii)	-4,180	-6,325
Cash operating costs	$15,853	$14,994
Gold production (ounces)	57,016	48,001
Total cash costs (per ounce)(ii)	$278	$312

Meadowbank

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	$77,007	$56,650
Adjustments:
Byproduct revenues	(634)	(449)
Inventory adjustment and other adjustments(i)	5,254	2,426
Non-cash reclamation provision	(394)	(412)
Stripping (capitalized vs expensed)(iii)	(222)	—
Cash operating costs	$81,011	$58,215
Gold production (ounces)	79,401	61,737
Total cash costs (per ounce)(ii)	$1,020	$943

Minesite Cost per Tonne
(thousands of United States dollars, except where noted)

LaRonde

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	$58,180	$47,885
Adjustments:
Inventory adjustments(iv)	(125)	4,517
Non-cash reclamation provision	(604)	(700)
Minesite operating costs	$57,451	$51,702
Minesite operating costs (C$)	$57,730	$50,357
Tonnes of ore milled (000s)	645	585
Minesite cost per tonne (C$)(v)	$90	$86

Goldex

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	—	$17,874
Adjustments:
Inventory adjustments(iv)	—	(1,161)
Non-cash reclamation provision	—	(55)
Minesite operating costs	—	$16,658
Minesite operating costs (C$)	—	$16,327
Tonnes of ore milled (000s)	—	715
Minesite cost per tonne (C$)(v)	—	$23

Lapa

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	$18,657	$16,751
Adjustments:
Inventory adjustments(iv)	20	306
Non-cash reclamation provision	236	(15)
Minesite operating costs	$18,913	$17,042
Minesite operating costs (C$)	$18,904	$16,640
Tonnes of ore milled (000s)	158	142
Minesite cost per tonne (C$)(v)	$120	$117

Kittila

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	$26,030	$28,500
Adjustments:
Inventory adjustments(iv)	440	(843)
Non-cash reclamation provision	(157)	(50)
Minesite operating costs	$26,313	$27,607
Minesite operating costs (EUR)	€19,458	€19,710
Tonnes of ore milled (000s)	289	262
Minesite cost per tonne (EUR)(v)	€67	€75

Pinos Altos (includes Creston Mascota)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	$35,161	$30,907
Adjustments:
Inventory adjustments(iv)	1,754	5,064
Non-cash reclamation provision	(433)	(282)
Stripping (capitalized vs expensed)(iii)	(4,180)	(6,325)
Minesite operating costs	$32,302	$29,364
Tonnes of ore processed (000s)	1,234	1,033
Minesite cost per tonne (US$)(v)	$26	$28

Meadowbank

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Production costs	$77,007	$56,650
Adjustments:
Inventory adjustments(iv)	5,429	2,772
Non-cash reclamation provision	(394)	(412)
Stripping (capitalized vs expensed)(iii)	(222)	—
Minesite operating costs	$81,820	$59,010
Minesite operating costs (C$)	$81,730	$58,242
Tonnes of ore milled (000s)	887	629
Minesite cost per tonne (C$)(v)	$92	$93

(i)            Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)         Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)      The Company has decided to report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production.  The methodology is in line with the Gold Institute Production Cost Standard.  The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company’s peers within the mining industry.

(iv)     This inventory adjustment reflects production costs associated with unsold concentrates.

(v)        Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory, asset retirement provisions and deferred stripping costs, and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Note Regarding Certain Measures of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash costs per ounce and minesite costs per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out above.

Forward-Looking Statements

The information in this news release has been prepared as at April 26, 2012. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine estimates, production estimates, total cash costs per ounce estimates, cash flows, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, expansion projects, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s ability to fund its current pipeline of projects; the impact of maintenance shutdowns at Kittila; the Company’s goal to build a mine at Meliadine; the Company’s ability to produce at Goldex; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.